SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Forme Capital, Inc.
(Name of Issuer)

COMMON STOCK, PAR VALUE$0.001 PER SHARE
(Title of Class of Securities)

CUSIP No. 346373301
(CUSIP Number)

Windermere Insurance Company, Ltd.
31200 Via Colinas, Suite 200
Westlake Village, CA 91362
(818) 597-7545
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With Copies To:

Richard A. Friedman, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway
New York, New York 10018
Tel:(212) 930-9700
Fax:(212) 930-9725

September 19, 2007
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ .

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 4 Pages)

CUSIP No. 346373301	13D	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS:

Windermere Insurance Company, Inc.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):

(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

7	SOLE VOTING POWER:

NUMBER OF	1,800,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY	0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON	1,800,000

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,800,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

14.16%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

Item 1. Security and Issuer.

This statement relates to the Common Stock, par value $.001 per share (the “Common Stock”), of Forme Capital, Inc., a Delaware Corporation (the “Issuer”). The Issuer’s principal executive offices are located at 31200 Via Colinas, Suite 200, Westlake Village, CA 91362.

Item 2. Identity and Background.

This statement is being filed by Windermere Insurance Company, Inc., a British Virgin Islands business development company (“Windermere”). Windermere is principally engaged in insurance. Windermere’s business address is 31200 Via Colinas, Suite 200, Westlake Village, CA 91362.

John Scardino has sole voting and dispositive power over the shares held by Windermere.  Mr. Scardino has his business address at 31200 Via Colinas, Suite 200, Westlake Village, CA 91362. Mr. Silvestre is a citizen of the United States.

During the past five years, neither Windermere nor Mr. Scardino has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

 On September 19, 2007 Windermere entered into the Purchase Agreement and pursuant thereto purchased an aggregate of 1,800,000 previously issued and outstanding shares of the Issuer's restricted common stock, comprising, 14.16% of the issued and outstanding capital stock of the Issuer, for the aggregate purchase price, including expenses, of $99,000 or $0.055 per share. Such securities were acquired with working capital.

Item 4. Purpose of Transaction.

As described above, Windermere's acquisition of these shares was made pursuant to the stock purchase agreement by which Windermere acquired 1,800,000 previously issued and outstanding shares of common stock of the Issuer from Synergy Consulting in a private sale for $99,000. In connection with Windermere's purchase of the Issuer's common stock, Bartly J. Loethen resigned as a member of the Board of Directors of the Issuer, effective immediately and he also resigned as chief executive office, president and secretary of the Issuer, effective 10 days after the filing of Issuer's Form 14f. Mr. Robert Scherne, Mr. John Vogel and Mr. Vincent Finnegan were all appointed to the Board of Directors of the Issuer.

This acquisition and related transactions are described in the Issuer's Form 8-K/A with a report date of September 19, 2007 and a filing date of September 26, 2007 (the "Form 8-K/A"). Except as set forth in this Item 4 and in the Form 8-K/A, Windermere does not have any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

As of September 19, 2007, Windermere beneficially owned 1,800,000 shares or 14.16% of the Issuer’s common stock. Windermere has the sole power to vote or dispose of all of its respective shares. The capital stock of Windermere is owned by the Stockholder. John Scardino has sole voting and dispositive power over the shares held by Windermere.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Windermere and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description of Exhibit
1
Form of Common Stock Purchase Agreement dated September 19, 2007 among the Registrant, Synergy Business Consulting, LLC and Lomond International, Inc., as agent for the several buyers. (incorporated by reference to the Form 8-K/A filed by the Issuer on September 26, 2007)

2	Common Stock Certificate of Issuer issued to Windermere (filed herewith)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

WINDERMERE INSURANCE COMPANY

September 28, 2007	By:	/s/ John Scardino
Name: John Scardino
Title: Director